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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

ROUNDY'S, INC.
(Name of Subject Company (Issuer))

KS MERGER SUB INC.
(Offeror)
a wholly-owned subsidiary of

THE KROGER CO.
(Parent of Offeror)

(Names of Filing Persons)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

779268 101
(Cusip Number of Class of Securities)

Christine S. Wheatley, Esq.
Group Vice President, Secretary and General Counsel
1014 Vine Street
Cincinnati, OH 45202
(513) 762-4000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:
Michael J. Aiello, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$188,498,012.40	$18,981.75

*
Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase of all of the issued and outstanding shares of common stock, par value $0.01 per share, of Roundy's, Inc. (the "Company") at a purchase price of $3.60 per share, net to the holder thereof in cash, without interest thereon and subject to any required tax withholding. The underlying value of the transaction was calculated based on the sum of: (i) 49,380,998 issued and outstanding shares of common stock of the Company, multiplied by $3.60 per share; and (ii) 2,979,561 shares of common stock of the Company underlying outstanding restricted stock units, multiplied by $3.60 per share. The foregoing numbers of shares of common stock and restricted stock units have been provided by the issuer to the offeror and are as of the close of business on November 10, 2015, the most recent practicable date. The filing fee was determined by multiplying 0.0001007 by the proposed maximum aggregate value of the transaction of $188,498,012.40.

**
The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction value by 0.0001007.
☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1

☐
issuer tender offer subject to Rule 13e-4

☐
going-private transaction subject to Rule 13e-3

☐
amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this "Schedule TO") is filed by KS Merger Sub Inc., a Delaware corporation ("Purchaser"), a wholly-owned subsidiary of The Kroger Co., an Ohio corporation ("Kroger"). This Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Roundy's, Inc., a Delaware corporation (the "Company"), at a purchase price of $3.60 per Share, net to the holder thereof in cash (the "Offer Price"), without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 2015 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"), copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

        All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO.

        The Agreement and Plan of Merger, dated as of November 10, 2015 (as it may be amended from time to time, the "Merger Agreement"), by and among the Company, Kroger and Purchaser, a copy of which is attached as Exhibit (d)(1) hereto, and the Tender and Support Agreement, dated as of November 10, 2015 (as it may be amended from time to time, the "Tender and Support Agreement") by and among Kroger, Purchaser, Willis Stein & Partners III Sub, L.P., Willis Stein & Partners Dutch III-A Sub, L.P., Willis Stein & Partners Dutch III-B Sub, L.P. and Willis Stein & Partners III-C Sub, L.P., a copy of which is attached as Exhibit (d)(2) hereto, are incorporated herein by reference with respect to Items 4, 5, 6 and 11 of this Schedule TO.

Item 1.    Summary Term Sheet.

        The information set forth in the "Summary Term Sheet" of the Offer to Purchase is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is Roundy's, Inc., a Delaware corporation. The Company's principal executive offices are located at 875 East Wisconsin Avenue, Milwaukee, Wisconsin 53202. The Company's telephone number is (414) 231-5000.

        (b)   This Schedule TO relates to the issued and outstanding shares of common stock, par value $0.01 per share, of the Company. The Company has advised Purchaser and Kroger that, as of the close of business on November 10, 2015 (the most recent practicable date) there were: (i) 49,380,998 shares of common stock of the Company that were issued and outstanding; and (ii) outstanding restricted stock units to receive 2,979,561 shares of common stock of the Company.

        (c)   The information set forth in Section 6 (entitled "Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a) - (c) This Schedule TO is filed by Purchaser and Kroger. The information set forth in Section 8 (entitled "Certain Information Concerning Kroger and Purchaser") of the Offer to Purchase and Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        (a)(1)(i) - (viii), (xii), (a)(2)(i) - (iii), (vii) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  the Summary Term Sheet

  •
  the Introduction

  •
  Section 1—"Terms of the Offer"

  •
  Section 2—"Acceptance for Payment and Payment for Shares"

  •
  Section 3—"Procedures for Accepting the Offer and Tendering Shares"

  •
  Section 4—"Withdrawal Rights"

  •
  Section 5—"Certain U.S. Federal Income Tax Consequences of the Offer and Merger"

  •
  Section 9—"Source and Amount of Funds"

  •
  Section 11—"The Merger Agreement; Other Agreements"

  •
  Section 12—"Purpose of the Offer; Plans for the Company"

  •
  Section 13—"Certain Effects of the Offer"

  •
  Section 15—"Conditions of the Offer"

  •
  Section 16—"Certain Legal Matters; Regulatory Approvals"

  •
  Section 17—"Appraisal Rights"

  •
  Section 19—"Miscellaneous"

        (a)(1)(ix) - (xi), (a)(2)(iv) - (vi) Not applicable.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (a), (b) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  the "Summary Term Sheet"

  •
  the "Introduction"

  •
  Section 8—"Certain Information Concerning Kroger and Purchaser"

  •
  Section 10—"Background of the Offer; Past Contacts or Negotiations with the Company"

  •
  Section 11—"The Merger Agreement; Other Agreements"

  •
  Section 12—"Purpose of the Offer; Plans for the Company"

  •
  Schedule I

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a), (c)(1) - (7) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  the "Summary Term Sheet"

  •
  the "Introduction"

  •
  Section 10—"Background of the Offer; Past Contacts or Negotiations with the Company"

  •
  Section 11—"The Merger Agreement; Other Agreements"

  •
  Section 12—"Purpose of the Offer; Plans for the Company"

  •
  Section 13—"Certain Effects of the Offer"

  •
  Schedule I

Item 7.    Source and Amount of Funds or Other Consideration.

        (a), (b), (d) The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  the "Summary Term Sheet"

  •
  Section 9—"Source and Amount of Funds"

Item 8.    Interest in Securities of the Subject Company.

        (a)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  the "Summary Term Sheet"

  •
  Section 8—"Certain Information Concerning Kroger and Purchaser"

  •
  Section 11—"The Merger Agreement; Other Agreements"

  •
  Section 12—"Purpose of the Offer; Plans for the Company"

  •
  Schedule I

        (b)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  Section 8—"Certain Information Concerning Kroger and Purchaser";

  •
  Schedule I

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a)   The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  the "Summary Term Sheet"

  •
  Section 3—"Procedures for Accepting the Offer and Tendering Shares"

  •
  Section 10—"Background of the Offer; Past Contacts or Negotiations with the Company"

  •
  Section 18—"Fees and Expenses"

Item 10.    Financial Statements.

        Not applicable.

Item 11.    Additional Information.

        (a)(1)  The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  Section 8—"Certain Information Concerning Kroger and Purchaser"

  •
  Section 10—"Background of the Offer; Past Contacts or Negotiations with the Company"

  •
  Section 11—"The Merger Agreement; Other Agreements"

  •
  Section 12—"Purpose of the Offer; Plans for the Company"

        (a)(2)  The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  Section 12—"Purpose of the Offer; Plans for the Company"

  •
  Section 15—"Conditions of the Offer"

  •
  Section 16—"Certain Legal Matters; Regulatory Approvals"

        (a)(3)  The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  Section 15—"Conditions of the Offer"

  •
  Section 16—"Certain Legal Matters; Regulatory Approvals"

        (a)(4)  The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  Section 13—"Certain Effects of the Offer"

        (a)(5)  The information set forth in the following sections of the Offer to Purchase is incorporated herein by reference:

  •
  Section 16—"Certain Legal Matters; Regulatory Approvals"

        (c)   The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the extent not otherwise incorporated herein by reference, is incorporated herein by reference.

Item 12.    Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated November 19, 2015.*
(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Advertisement as published in Investor's Business Daily on November 19, 2015.*
(a)(5)(A)
Joint Press Release issued by The Kroger Co. and Roundy's, Inc. on November 11, 2015 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by The Kroger Co. with the Securities and Exchange Commission on November 12, 2015).

Exhibit No.	Description
(a)(5)(B)	Discussion Guide, distributed on November 11, 2015 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by The Kroger Co. with the Securities and Exchange Commission on November 12, 2015).
(a)(5)(C)
Talking Points for Senior Officers, distributed on November 11, 2015 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by The Kroger Co. with the Securities and Exchange Commission on November 12, 2015).
(a)(5)(D)
Questions & Answers for Roundy's Associates, distributed on November 11, 2015 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by The Kroger Co. with the Securities and Exchange Commission on November 12, 2015).
(a)(5)(E)
Questions & Answers for Kroger Associates, distributed on November 11, 2015 (incorporated by reference to Exhibit 99.5 to the Schedule TO-C filed by The Kroger Co. with the Securities and Exchange Commission on November 12, 2015).
(a)(5)(F)
Script for Conference Call with Investors on November 11, 2015 (incorporated by reference to Exhibit 99.6 to the Schedule TO-C filed by The Kroger Co. with the Securities and Exchange Commission on November 12, 2015).
(a)(5)(G)
Transcript from Conference Call with Investors on November 11, 2015 (incorporated by reference to Exhibit 99.7 to the Schedule TO-C filed by The Kroger Co. with the Securities and Exchange Commission on November 12, 2015).
(b)	Not applicable.
(d)(1)
Agreement and Plan of Merger, dated as of November 10, 2015, by and among The Kroger Co., KS Merger Sub Inc. and Roundy's, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Roundy's, Inc. with the Securities and Exchange Commission on November 12, 2015).
(d)(2)
Tender and Support Agreement, dated as of November 10, 2015, by and among The Kroger Co., KS Merger Sub Inc., Willis Stein & Partners III Sub, L.P., Willis Stein & Partners Dutch III-A Sub, L.P., Willis Stein & Partners Dutch III-B Sub, L.P. and Willis Stein & Partners III-C Sub, L.P. (incorporated by reference to Exhibit 2 to the Schedule 13D filed by The Kroger Co. with the Securities and Exchange Commission on November 12, 2015).
(d)(3)	Confidentiality Agreement, dated as of August 10, 2015, by and between The Kroger Co. and Roundy's, Inc.*
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURES

        After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 19, 2015

KS MERGER SUB INC.
By:	/s/ CHRISTINE S. WHEATLEY Christine S. Wheatley President
THE KROGER CO.
By:	/s/ CHRISTINE S. WHEATLEY Christine S. Wheatley Group Vice President, Secretary and General Counsel

 EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated November 19, 2015.*
(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Summary Advertisement as published in Investor's Business Daily on November 19, 2015.*
(a)(5)(A)
Joint Press Release issued by The Kroger Co. and Roundy's, Inc. on November 11, 2015 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by The Kroger Co. with the Securities and Exchange Commission on November 12, 2015).
(a)(5)(B)
Discussion Guide, distributed on November 11, 2015 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by The Kroger Co. with the Securities and Exchange Commission on November 12, 2015).
(a)(5)(C)
Talking Points for Senior Officers, distributed on November 11, 2015 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by The Kroger Co. with the Securities and Exchange Commission on November 12, 2015).
(a)(5)(D)
Questions & Answers for Roundy's Associates, distributed on November 11, 2015 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by The Kroger Co. with the Securities and Exchange Commission on November 12, 2015).
(a)(5)(E)
Questions & Answers for Kroger Associates, distributed on November 11, 2015 (incorporated by reference to Exhibit 99.5 to the Schedule TO-C filed by The Kroger Co. with the Securities and Exchange Commission on November 12, 2015).
(a)(5)(F)
Script for Conference Call with Investors on November 11, 2015 (incorporated by reference to Exhibit 99.6 to the Schedule TO-C filed by The Kroger Co. with the Securities and Exchange Commission on November 12, 2015).
(a)(5)(G)
Transcript from Conference Call with Investors on November 11, 2015 (incorporated by reference to Exhibit 99.7 to the Schedule TO-C filed by The Kroger Co. with the Securities and Exchange Commission on November 12, 2015).
(b)	Not applicable.
(d)(1)
Agreement and Plan of Merger, dated as of November 10, 2015, by and among The Kroger Co., KS Merger Sub Inc. and Roundy's, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Roundy's, Inc. with the Securities and Exchange Commission on November 12, 2015).
(d)(2)
Tender and Support Agreement, dated as of November 10, 2015, by and among The Kroger Co., KS Merger Sub Inc., Willis Stein & Partners III Sub, L.P., Willis Stein & Partners Dutch III-A Sub, L.P., Willis Stein & Partners Dutch III-B Sub, L.P. and Willis Stein & Partners III-C Sub, L.P. (incorporated by reference to Exhibit 2 to the Schedule 13D filed by The Kroger Co. with the Securities and Exchange Commission on November 12, 2015).

Exhibit No.	Description
(d)(3)	Confidentiality Agreement, dated as of August 10, 2015, by and between The Kroger Co. and Roundy's, Inc.*
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURES
EXHIBIT INDEX